Mail Stop 3561
                                                                  August 14,
2018


     Andrew S. Drexler
     Senior Vice President, Chief Accounting Officer and Controller J.C. Penney Company, Inc.
     6501 Legacy Drive
     Plano, Texas 75024-3698

            Re:    J.C. Penney Company, Inc.
                   Form 10-K for Fiscal Year Ended February 3, 2018 Filed March 19, 2018
                   File No. 1-15274

     Dear Mr. Drexler:

            We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

     Management's Discussion and Analysis of Financial Condition and Results of Operations
     ("MD&A"), page 24

     1. We note your disclosure on page 4 that one of the three pillars of your strategic framework is to become a world-class omni-channel retailer. We also note your disclosure that you no longer have a clear distinction between store sales and internet sales, and thus do not separately report internet sales. While we understand that the distinction between store sales and internet sales may have become increasingly blurry, please tell us your consideration of whether readers of MD&A would still benefit from the provision of a breakdown of sales by channel (stores versus internet/digital) given the current retail environment and your strategic framework. In responding to the comment, please tell us whether you have a mechanism or convention for tracking internet versus store sales internally; e.g., internet sales might include all sales initiated through mobile applications and your website, irrespective of whether the internet sales are fulfilled through your stores, distribution centers, vendors, or other delivery options.
 Andrew S. Drexler
J.C. Penney Company, Inc.
August 14, 2018
Page 2


Non-GAAP Financial Measures, page 34

2.     Please tell us why you do not adjust the non-GAAP financial measures
Adjusted
       EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from
Continuing
       Operations for gains on the sale of operating assets, such as the $111 million fiscal 2017 gain on the sale of the Buena Park, CA distribution facility. In this regard, we note that each of these non-GAAP measures are adjusted to eliminate impairment losses on operating assets, such as the $77 million asset impairment charge for store assets recorded within restructuring and management transition expense. Likewise, please explain to us why the list of items on page 25 impacting 2017 results that are not directly related to your ongoing core business operations includes impairment losses on operating assets, but does not include the gain on sale of operating assets.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-
3344 with any questions.


                                                            Sincerely,

                                                            /s/ William H.
Thompson

                                                            William H. Thompson
                                                            Branch Chief
                                                            Office of Consumer
Products